Exhibit 99.1

Ossen Innovation Enters into Non-Binding Letter of Intent with America-Asia Diabetes Research
Foundation to Acquire Controlling Interest in China-based Medical Device Company and to
Spin-Off Existing Business

SHANGHAI, July  8, 2016 /PRNewswire/ -- Ossen Innovation Co., Ltd. (the "Company") (Nasdaq: OSN), a China-based manufacturer of an array of plain surface, rare earth and zinc coated pre-stressed steel materials, today announced that it has entered into a non-binding letter of intent (the "LOI") with America-Asia Diabetes Research Foundation (the "Foundation"), a California corporation that owns 90.27% of the equity interests of San MediTech (Huzhou) Co. Ltd. ("San MediTech"), a China-based medical device company engaged in the research, development and marketing of glucose control products, and the shareholders of the Foundation (the "Selling Shareholders").  Pursuant to the LOI, the Company intends to acquire all of the issued and outstanding equity interests of the Foundation in exchange for 81,243,000 of the Company's ordinary shares (the "Acquisition").

Upon completion of the Acquisition, the Company would indirectly own 90.27% of San MediTech. San MediTech's proprietary Dynamic Glucose Monitoring System ("DGMS") provides continuous, real-time monitoring of glucose level in diabetes patients, with two patents granted in China and several patents pending both in China and the U.S. DGMS has been approved by the China Food and Drug Administration and has entered into clinical trials in the U.S. for DGMS.

In connection with the Acquisition, the Company plans to spin-off its existing pre-stressed steel manufacturing business, including all existing liabilities, immediately following the completion of the Acquisition. It is expected that an entity affiliated with Dr. Liang Tang, Chairman of the Company, will acquire all of the equity of the Company's wholly-owned subsidiary, which indirectly owns all of the Company's existing operating subsidiaries, in exchange for the forfeiture and cancellation of all 11,889,500 ordinary shares of the Company currently held by Dr. Tang (the "Spin-off Transaction"). The exact structure of the Spin-off Transaction will be subject to negotiations between the Company and Dr. Tang.

It is expected that if the Acquisition and Spin-Off Transaction are consummated as currently contemplated, the current shareholders of the Company, other than the Chairman, will own approximately 8.9% of the issued and outstanding ordinary shares of the Company following the consummation of such transactions and the Selling Shareholders will own approximately 91.1% of the issued and outstanding ordinary shares.

The Acquisition and the Spin-off Transaction are subject to due diligence investigations by the relevant parties, the negotiation and execution of definitive agreements, the Company's receipt of shareholder approval of the transactions and all necessary regulatory approvals, and the satisfaction of other customary closing conditions.

About America-Asia Diabetes Research Foundation

America-Asia Diabetes Research Foundation is a California corporation, which conduct its business through its subsidiary, San MediTech (Huzhou) Co., Ltd. San MediTech, based in Huzhou City, China, engages in the research, development and marketing of glucose control products. San MediTech's proprietary DGMS provides continuous, real-time monitoring of glucose level in diabetes patients, with two patents granted in China and several patents pending both in China and the U.S. DGMS has been approved by the China Food and Drug Administration and has entered into clinical trials in the U.S. for DGMS. For more information about San MediTech, please visit: www.sanmeditech.com.

About Ossen Innovation Co., Ltd.

Ossen Innovation Co., Ltd. manufactures and sells a wide variety of plain surface pre-stressed steel materials and rare earth coated and zinc coated pre-stressed steel materials. The Company's products are mainly used in the construction of bridges, as well as in highways and other infrastructure projects. Ossen has two manufacturing facilities located in Ma'anshan, Anhui Province, and Jiujiang, Jiangxi Province.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on Form 20-F. Furthermore, there can be no assurance that the Acquisition and the Spin-Off Transaction will be completed as proposed or at all.  Both the Acquisition and the Spin-off Transaction would be subject to the satisfaction of various closing conditions.  Furthermore, even in the event that such transactions are completed, there can be no assurance that such transactions will be completed on the same terms as those described above. All information provided in this press release is as of the date hereof. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

Ossen Innovation Co., Ltd.
Feng Peng, Chief Financial Officer
Email: feng.peng@ossencorp.com
Phone: +86-21-6888-8886
Web: www.osseninnovation.com

Investor Relations
Weitian Group LLC
Phone: +1-917-609-0333
Email: tina.xiao@weitian-ir.com